Filed by Syncor International Corporation
             Pursuant to Rule 425 under the Securities Act of 1933
               Subject Company: Syncor International Corporation
                          Commission File No. 0-8640

On December 4, 2002, Syncor International Corporation and Cardinal Health, Inc. issued the following joint press release:


[GRAPHIC OMITTED]                           [GRAPHIC OMITTED]



Contacts:

David Verbraska - Media                         Allan Mayer
Cardinal Health, Inc.                           Sitrick And Company
(614) 757-3690                                  (310) 788-2850

Steve Fischbach - Investor Relations            Bill Powell - Investor Relations
Cardinal Health, Inc.                           Syncor International Corp.
(614) 757-7067                                  (818) 737-4702




         CARDINAL HEALTH AND SYNCOR ANNOUNCE AMENDED MERGER AGREEMENT

o    Exchange Ratio Lowered to 0.47 Cardinal Health Common Shares per Syncor
     Share

o    Merger to Create Leading U.S. Nuclear Pharmacy Services Business

o Syncor Reaches Agreements with Department of Justice and Staff of Securities and Exchange Commission

o    Extensive Due Diligence Confirms Quality of Core Operations

DUBLIN, OHIO and WOODLAND HILLS, CALIFORNIA - December 4, 2002 - Cardinal Health, Inc. (NYSE: CAH) and Syncor International Corporation (Nasdaq: SCOR) today announced that they have amended the June 14, 2002 merger agreement pursuant to which Cardinal Health will acquire Syncor in a stock-for-stock merger transaction. Under the terms of the revised agreement, Syncor stockholders will receive 0.47 of a Cardinal Health common share in exchange for each outstanding share of Syncor common stock. The original merger agreement had provided for a 0.52 exchange ratio.

Cardinal Health further announced it is satisfied that it can move forward with the acquisition in a manner that is consistent with its high standards. Following the acquisition, Syncor's core domestic nuclear pharmacy business and the Central Pharmacy Services (CPSI) business of Cardinal Health will be combined, creating a leading provider in the fast growing and profitable nuclear pharmacy services business and furthering Cardinal Health's strategy of expanding its breadth of offerings to health care customers.

Syncor also announced today that it had reached separate agreements with the U.S. Department of Justice (DOJ) and the staff of the U.S. Securities and Exchange Commission (SEC) related to the previously disclosed improper payments made by Syncor subsidiaries in certain foreign countries.

"We have taken the steps and the time necessary to be fully satisfied that we can move forward with the acquisition of Syncor consistent with Cardinal Health's high standards of conduct," said Robert D. Walter, chairman and chief executive officer of Cardinal Health. "As a result of our further extensive domestic and international due diligence, which included investigations conducted by outside legal and forensic accounting teams, and the separate investigation conducted by the Syncor Special Committee, the issues have been identified and dealt with decisively. We believe that these actions, in conjunction with the agreements reached with the Department of Justice and SEC, bring these issues to closure and give us the confidence that Cardinal Health shareholders will be protected as we move forward to complete the acquisition."

Upon completion of the acquisition, the Syncor operations will be integrated with Central Pharmacy Services (CPSI) to become the Nuclear Pharmacy Services business in the Pharmaceutical Technologies and Services (PTS) group of Cardinal Health. "Both Cardinal Health's CPSI business and Syncor's core domestic nuclear pharmacy business continue to deliver strong performance," said George Fotiades, who oversees the PTS group. "Syncor's domestic nuclear pharmaceutical operations represent an attractive fit with our existing nuclear pharmacy services offering, and will enhance our relationships with pharmaceutical manufacturers and biotech companies." Syncor will continue with previously announced plans to sell its imaging business and further rationalize its international operations.

The agreement Syncor reached with the DOJ requires Syncor Taiwan, Inc., a subsidiary of Syncor, to plead guilty to one count under the Foreign Corrupt Practices Act (FCPA) and to pay a fine of $2 million relating to improper payments to employees of state-owned health care facilities in Taiwan. The agreement with the DOJ is subject to court approval of the plea agreement. The agreement Syncor reached with the staff of the SEC requires Syncor, without admitting or denying any findings, to consent to the entry of a cease and desist order prohibiting further violations of the FCPA and to pay a civil penalty of $500,000 relating to certain activities of Syncor's foreign subsidiaries. Syncor's board of directors will be required to appoint an independent consultant to review and make recommendations to improve Syncor's internal controls, record-keeping and financial reporting policies and procedures as they relate to the anti-bribery provisions of the FCPA. The agreement with the staff of the SEC requires approval by the Securities and Exchange Commission and the civil penalty is subject to court approval.

"I am pleased that we can now focus on merging our domestic operations with Cardinal Health to create a world-class nuclear pharmacy services offering," said Robert Funari, president and chief executive officer, Syncor
International.

Cardinal Health and Syncor currently expect to complete the transaction in December 2002 or January 2003, with Cardinal Health issuing approximately 13 million shares to Syncor stockholders. Completion of the acquisition remains subject to customary conditions including, among others, approval of the revised merger agreement by the Syncor stockholders. As previously announced, Syncor will convene a stockholders meeting on December 6, 2002, for the sole purpose of adjourning the meeting to a later date so that additional information can be provided to stockholders. Syncor expects to mail additional information to its stockholders regarding the revised merger agreement, a new stockholders meeting date and other important information as soon as the materials are filed and cleared by the corporation finance division of the SEC.

         About Cardinal Health

         Cardinal Health, Inc. is the leading provider of products and services supporting the health care industry. Cardinal Health companies develop, manufacture, package and market products for patient care; develop drug-delivery technologies; distribute pharmaceuticals, medical- surgical and laboratory supplies; and offer consulting and other services that improve quality and efficiency in health care. Headquartered in Dublin, Ohio, Cardinal Health employs more than 49,000 people on five continents and produces annual revenues of more than $44 billion.

         About Syncor

         Syncor International Corporation is a leading provider of high technology health care services concentrating on nuclear pharmacy services, medical imaging, niche manufacturing and radiotherapy. In the nuclear pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals for diagnostic and therapeutic use by nuclear medicine departments in hospitals and outpatient clinics. Syncor distributes these time-critical pharmaceuticals to more than 7,000 U.S.-based customers through an integrated network of 130 domestic and 19 international nuclear pharmacies. Medical imaging services are provided through an integrated network of 73 domestic and 19 internationally owned or operated facilities. Syncor announced on June 14, 2002 that it intends to exit the U.S. medical imaging business. Syncor also owns or operates ten domestic and two international production facilities for positron emission tomography (PET) radiopharmaceuticals, and is a party to a series of agreements to make PET technology more accessible to healthcare providers and patients nationwide. For more information visit www.syncor.com.

--------------------------

Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Syncor's and Cardinal Health's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Syncor and Cardinal Health undertake no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy material dated, mailed and filed with the SEC on November 25, 2002. Additional proxy materials will be filed with the SEC shortly. Cardinal Health, Inc. ("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy material because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy material, as well as additional proxy materials when they are filed, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus and the supplemental proxy material, as well as any additional proxy materials once they are filed, may also be obtained from Cardinal Health or Syncor. Cardinal Health and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy material mailed to the stockholders of Syncor in connection with the transaction, as well as any additional proxy materials once they are filed, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus, the supplemental proxy materials, as well as any additional proxy materials once they are filed, carefully before making any voting or investment decision.


                                      ###

On December 4, 2002, Syncor International Corporation issued the following press release:


[GRAPHIC OMITTED]                                NASDAQ: SCOR


FOR IMMEDIATE RELEASE



                                                 Contact:
                                                 Allan Mayer
                                                 Sitrick and Company
                                                 (310) 788-2850

                                                 Bill   Powell-
                                                 Investor Relations
                                                 Syncor International Corp.
                                                 (818) 737-4702


               SYNCOR ANNOUNCES AGREEMENT WITH CHAIRMAN MONTY FU


WOODLAND HILLS, California, December 4, 2002 - Syncor International Corporation (Nasdaq: SCOR) today announced that it has reached an agreement with its Chairman Monty Fu regarding his status with the company. Syncor and Mr. Fu have mutually agreed that Mr. Fu will cease to be an officer and employee of Syncor and will resign as a director of Syncor immediately prior to the completion of the previously announced acquisition by Cardinal Health. Until such time, as previously announced on November 6, 2002, Mr. Fu will remain on paid leave from Syncor and will continue his agreed suspension from participation as a member of Syncor's board of directors.

Mr. Fu has also agreed to surrender to Syncor $2.5 million of Syncor common stock. The value of the stock Mr. Fu will surrender equals the total fines and monetary penalties agreed to by Syncor in separate agreements, announced earlier today, with the United States Department of Justice and the staff of the Securities and Exchange Commission. These agreements relate to matters that are the subject of Syncor's internal investigation first announced on November 6, 2002.

Subject to the completion of the acquisition by Cardinal Health, Mr. Fu has agreed to waive his right to receive a cash severance payment valued at approximately $2.1 million under the terms of his severance agreement with Syncor. Mr. Fu may have been entitled to this payment if his employment were terminated after completion of the transaction with Cardinal Health.

In Mr. Fu's agreement with Syncor, Syncor also confirmed that, based on the information known at this time, it would comply with its pre-existing contractual obligations to advance to Mr. Fu his reasonable expenses incurred in connection with the matters subject to the investigation and related proceedings.

About Syncor

         Syncor International Corporation is a leading provider of high technology health care services concentrating on nuclear pharmacy services, medical imaging, niche manufacturing and radiotherapy. In the nuclear pharmacy services business, Syncor compounds and dispenses radiopharmaceuticals for diagnostic and therapeutic use by nuclear medicine departments in hospitals and outpatient clinics. Syncor distributes these time-critical pharmaceuticals to more than 7,000 U.S.-based customers through an integrated network of 130 domestic and 19 international nuclear pharmacies. Medical imaging services are provided through an integrated network of 73 domestic and 19 internationally owned or operated facilities. Syncor announced on June 14, 2002 that it intends to exit the U.S. medical imaging business. Syncor also owns or operates ten domestic and two international production facilities for positron emission tomography (PET) radiopharmaceuticals, and is a party to a series of agreements to make PET technology more accessible to healthcare providers and patients nationwide. For more information visit www.syncor.com.

--------------------------
Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in Syncor's Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. Syncor undertakes no obligation to update or revise any forward-looking statements.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy material dated, mailed and filed with the SEC on November 25, 2002. Additional proxy materials will be filed with the SEC shortly. Cardinal Health, Inc. ("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy material because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy material, as well as additional proxy materials when they are filed, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus and the supplemental proxy material, as well as any additional proxy materials once they are filed, may also be obtained from Cardinal Health or Syncor. Cardinal Health and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy material mailed to the stockholders of Syncor in connection with the transaction, as well as any additional proxy materials once they are filed, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus, the supplemental proxy materials, as well as any additional proxy materials once they are filed, carefully before making any voting or investment decision.


                                     # # #

On December 4, 2002, the following letter was sent by Rod Boone to employees of Syncor International Corporation:


                  LETTER FROM ROD BOONE TO SYNCOR EMPLOYEES

[GRAPHIC OMITTED]

December 4, 2002


Dear SPS Team Member:

As you may already know, Syncor and Cardinal Health have issued a joint announcement indicating that we have successfully resolved certain questions that had arisen between the companies regarding some improper payments made by some of our overseas subsidiaries. As a result, the merger between our two companies is now expected to be completed in late December or January.

At the same time, we have reached separate agreements with the Department of Justice and the staff of the Securities and Exchange Commission that are intended to settle the legal issues raised with those agencies in connection with those payments.

Throughout this challenging period, that is now hopefully drawing to a close, we have been and remain determined to protect the reputation of the thousands of honest, ethical professionals like you who have made Syncor the unquestioned leader in its field.

As a result of your dedication and continued focus, our SPS business is in the process of turning in another excellent year. I continue to be extremely excited about the merger with Cardinal Health and look forward to taking advantage of the opportunities and synergies of merging with Cardinal Health and CPSI. We will be able to offer our customers an even larger portfolio of products and services as we join Cardinal Health and become part of the Pharmaceutical Technologies and Services group headed by George Fotiades. I have attached a note from Bob Walter to Cardinal Health employees for your information.

Cardinal Health recently embarked upon a company-wide branding strategy through which all of the divisions of the company will be going to market under the Cardinal Health name effective January 1, 2003. As a result of this initiative and the advantages this strategy will offer us in the marketplace, after completion of the merger, the integrated Syncor-CPSI business will also go to market under the Cardinal Health name.

I want to ask your support as we redouble our efforts towards successfully integrating our pharmacy business with CPSI's. The more quickly and efficiently we can complete the process, the better we can position the newly combined business for future growth and value for our customers. The integration teams will be seeking your critical feedback as we continue our momentum in our integration activities and integration plans. I will continue to keep you informed as we make progress.

In the meantime, I would like to thank you once again for your hard work and loyalty. Your integrity and professionalism were--and continue to be--the key to our efforts to protect and maintain Syncor's reputation for honesty, quality, and service.


Warmest regards,


Rod Boone

-------------------------

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Syncor International Corporation ("Syncor") in connection with the proposed merger, and their interests in the solicitation, is set forth in the definitive proxy statement/prospectus dated October 16, 2002 mailed to Syncor stockholders on October 17, 2002 and filed with the SEC as well as supplemental proxy material dated, mailed and filed with the SEC on November 25, 2002. Additional proxy materials will be filed with the SEC shortly. Cardinal Health, Inc. ("Cardinal Health") has filed a registration statement on Form S-4 in connection with the transaction. Investors and security holders of Syncor are urged to read the definitive proxy statement/prospectus and supplemental proxy material because it contains important information about Cardinal Health, Syncor and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and the supplemental proxy material, as well as additional proxy materials when they are filed, at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus and the supplemental proxy material, as well as any additional proxy materials once they are filed, may also be obtained from Cardinal Health or Syncor. Cardinal Health and Syncor and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Syncor in favor of the transaction. In addition to the registration statement on Form S-4 filed by Cardinal Health in connection with the transaction, and the proxy statement/prospectus and supplemental proxy material mailed to the stockholders of Syncor in connection with the transaction, as well as any additional proxy materials once they are filed, each of Cardinal Health and Syncor file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 5th Street, N.W., Washington, D.C., 20549. Investors should call the SEC at 1-800-SEC-0330 for further information. The reports, statements and other information filed by Cardinal Health and Syncor with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Cardinal Health or Syncor. Investors should read the proxy statement/prospectus, the supplemental proxy materials, as well as any additional proxy materials once they are filed, carefully before making any voting or investment decision.

The following is the text of a voice-mail message from Rod Boone to the employees of Syncor International Corporation on December 4, 2002

                       VOICE-MAIL MESSAGE FROM ROD BOONE
                              TO SYNCOR EMPLOYEES


Hello, this is Rod Boone and this message is going out to the entire SPS team. I am calling today with the good news that Syncor and Cardinal Health have jointly announced that the terms of our proposed merger of our business with Cardinal and CPSI have been revised and should be completed within the next month or two.

I'm also happy to report that Syncor has reached an agreement with the Justice Department and the staff of the SEC settling the legal issues raised with those agencies in connection to the reports of improper payments by some of our foreign subsidiaries.

Additional details relating to these new developments are contained in a joint news release issued today by Syncor and Cardinal Health. You can read the release on the company's web site.

Throughout this challenging episode, now hopefully drawing to a close, we have been and remain determined to protect the reputation of the thousands of honest, ethical professionals like you whose reliability and integrity have made Syncor the unquestioned leader in its field.

So as we resume our efforts to integrate our business with Cardinal Health and CPSI, let me once again express my personal gratitude for your hard work and loyalty. Your integrity and professionalism are--as they've always been--the most valuable asset we have.

Thank you.